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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                               ----------------

                            LIFE TECHNOLOGIES, INC.

                           (NAME OF SUBJECT COMPANY)

                            LIFE TECHNOLOGIES, INC.

                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  53217 270 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             JOSEPH C. STOKES, JR.
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            LIFE TECHNOLOGIES, INC.
                           9800 MEDICAL CENTER DRIVE
                           ROCKVILLE, MARYLAND 20850
                                 (301) 610-8000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                              CARL E. KAPLAN, ESQ.
                              MARA H. ROGERS, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212)318-3000

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   This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated November 16, 1998 (as so amended, the "Schedule 14D-9") filed by Life Technologies, Inc., a Delaware corporation
(the "Company"), with respect to a tender offer made by Dexter Corporation, a Connecticut corporation ("Dexter"), and Dexter Acquisition Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of Dexter (the
"Purchaser"), to purchase all of the shares of common stock, par value $.01 per share, of the Company currently outstanding and not owned directly or indirectly by the Purchaser or Dexter. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

   Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following as a new paragraph at the end thereof:

      "Pursuant to a resolution of the Board adopted at a meeting on December 10, 1998, the Company has delivered to Dexter the income statement, balance sheet and quarterly forecast data filed as
   Exhibit 4 to the Schedule 14D-9, which information is hereby incorporated herein by reference, and has been authorized to respond to written questions from Dexter relating to such information. By memorandum dated December 10, 1998, Dexter requested that such interim financial information be provided to it, citing that its reason for requesting such information was that, as the end of Dexter's fiscal year approaches, Dexter is no longer able to conduct its financial management operations adequately and carry out its responsibilities to its shareholders without limited information regarding the Company's past and anticipated fourth quarter results. The memorandum, dated December 10, 1998, from Dexter to the Company requesting such financial information is filed as Exhibit 5 to the
   Schedule 14D-9 and is hereby incorporated herein by reference."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

   The paragraph headed "Background" under Item 4(a) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

   "On December 7, 1998, Dexter amended the Offer by increasing the amount to be paid for Shares purchased pursuant to the Offer from $37.00 per Share to $39.125 per Share in cash (the "New Price"), as set forth in Amendment No. 5 to the Schedule 14D-1. Dexter also extended the expiration date of the Offer to 12:00 midnight, New York City time, on Tuesday, December 22, 1998, and eliminated the minimum Share condition of the Offer, so that the Offer is no longer conditioned upon any minimum number of Shares being validly tendered and not withdrawn prior to the expiration date."

   The paragraph headed "Position of the Company" under Item 4(a) of the
Schedule 14D-9 is hereby amended and supplemented by adding the following new paragraph at the end thereof:

      "At a meeting of the Board held on December 10, 1998 to consider the New Price and its impact on the Company's position with respect to the Offer, the Board determined that the Company would continue not to make a recommendation as to whether the Public Shareholders should tender their Shares pursuant to the terms of the Offer. As described in Item 3(b), five of the seven members of the Board are also officers or directors of Dexter. Because a majority of the Board is affiliated with Dexter, the Board has determined that the Company will continue to express no position and to remain neutral with respect to the Offer. The Board has not voted to approve or disapprove the Offer or to recommend that the Public Shareholders tender or refuse to tender their Shares in the Offer. At the December 10, 1998 meeting, the Board also determined that each Unaffiliated Director was encouraged to include in this Amendment No. 1 any information, recommendation or other statement deemed necessary or appropriate by such Unaffiliated Director to assist the Public Shareholders in determining whether or not to accept the Offer."

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   The paragraphs under the heading "Positions of Dr. Adams and the Former
Special Committee" under Item 4(a) of the Schedule 14D-9 are hereby amended and supplemented by adding the following new paragraph at the end thereof:

      "Dr. Adams has advised the Company that, despite the New Price, he continues to recommend that the Public Shareholders reject the Offer and not tender their Shares, for the reasons set forth in Item 4(b)."

   The paragraphs under the heading "Positions of the Dexter-Affiliated Directors" under Item 4(a) of the Schedule 14D-9 are hereby amended and supplemented by adding the following new paragraphs at the end thereof:

      "Because they are affiliated with Dexter, Messrs. Walker, Beatt and Kelly, Dr. Whitesides and Ms. Burdett, who constitute a majority of the Board, continue to take no position on the Offer as directors of the Company, despite the New Price.

      "A copy of a letter to all shareholders, which communicates the Company's neutrality and the position of Dr. Adams with respect to the Offer, is filed as Exhibit 6 to the Schedule 14D-9 and is hereby incorporated herein by reference."

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

   Item 6 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

      "(a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except as described in Item 3(b) of the
   Schedule 14D-9 and as follows: Timothy E. Pierce, Vice President and General Manager--Asia Pacific of the Company, has exercised options for 11,250 Shares at $16.00 per Share, 6,667 Shares at $25.00 per Share and 6,667 Shares at $34.41 per Share; Rosemary J. Versteegen, Vice President--Quality Assurance/Regulatory Compliance of the Company, has exercised options for 3,202 Shares at $13.9167 per Share, 2,000 Shares at $11.0867 per Share and 3,500 Shares at $9.50 per Share, and has sold 5,499 Shares at $37.0625 per Share; Thomas
   M. Coutts, Senior Vice President and General Manager--Europe of the Company, has exercised options for 18,000 Shares at $16.00 per Share and 23,334 Shares at $25.00 per Share (all of which Shares were sold at $36.9375 per Share); Brian D. Graves, Vice President and General Manager--Industrial Bioproducts of the Company, has exercised options for 4,656 Shares at $13.9167 per Share, 6,696 Shares at $12.4167 per Share, 1,832 Shares at $12.25 per Share, 33,751 Shares at $16.00 per Share, 13,334 Shares at $25.00 per Share and 6,667 Shares at $34.41 per Share (all of which Shares were sold at $36.9375 per Share) and sold 9,537 Shares at $37.00 per Share; Joseph C. Stokes, Jr., Senior Vice President and Chief Financial Officer of the Company, exercised options for 1,917 Shares at $12.25 per Share, 17,599 Shares at $16.00 per Share, 2,660 Shares at $25.00 per Share, 2,824 Shares at $13.9167 per Share (all of which Shares were sold at $37.125 per Share), 14,651 Shares at $16.00 per Share and 10,349 Shares at $25.00 per Share (all of which Shares were sold at $37.0625 per Share); and J. Stark Thompson, Ph.D., President and Chief Executive Officer of the Company, exercised options for 15,000 Shares at $9.50 per Share and 40,002 Shares at $13.9167 per Share (all of which Shares were sold at $36.9375 per Share).

      "(b) According to information set forth in the Offer to Purchase, all of the Company's directors who are also directors or executive officers of Dexter intend to tender their Shares in accordance with the Offer. The Company has no knowledge of whether any other of its directors, executive officers, affiliates or subsidiaries intend to tender their Shares in accordance with the Offer, except that Timothy E. Pierce has tendered 66,764 Shares, Joseph C. Stokes, Jr. has

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   tendered 20,536 Shares (and his wife has tendered 4,587 Shares, beneficial ownership of which Shares Mr. Stokes disclaims) and J. Stark Thompson, Ph.D. has tendered 47,874 Shares, and the Company believes that Dr. Adams does not intend to tender any of his Shares."

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   Item 8 is hereby amended and supplemented by adding the following at the end thereof:

   "On November 24, 1998, the Court of Chancery of the State of Delaware denied the plaintiffs' motion for preliminary injunction, which motion sought to enjoin consummation of the Offer. On December 7, 1998, Dexter and the defendant directors who are also officers or directors of Dexter filed a motion to dismiss the Amended Consolidated Class Action Complaint in the Delaware Chancery Court."

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 4. Certain Income Statement and Balance Sheet Data of the Company for the Months of October and November 1998 and Certain Quarterly Forecast Data of the Company for the Fourth Quarter of 1998.*

Exhibit 5.   Memorandum, dated December 10, 1998, from Dexter to the Company.*

Exhibit 6. Form of Letter to Stockholders of the Company, dated December 11, 1998.*




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* Included in copies of Amendment No. 1 mailed to stockholders.


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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 11, 1998

                                          LIFE TECHNOLOGIES, INC.

                                          By: /s/ JOSEPH C. STOKES, JR.
                                          ----------------------------------
                                          Name: Joseph C. Stokes, Jr.
                                          Title:  Senior Vice President and
                                                  Chief Financial Officer

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                                 EXHIBIT INDEX

Exhibit 4. Certain Income Statement and Balance Sheet Data of the Company for the Months of October and November 1998 and Certain Quarterly Forecast Data of the Company for the Fourth Quarter of 1998.*

Exhibit 5.  Memorandum, dated December 10, 1998, from Dexter to the Company.*

Exhibit 6. Form of Letter to Stockholders of the Company, dated December 11, 1998.*





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  * Included in copies of Amendment No. 1 mailed to stockholders.

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